SEC FILE NUMBER
001-40892
CUSIP NUMBER
88340B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

NOTIFICATION OF LATE FILING

(Amendment No. 1)

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Very Good Food Company Inc.

Full Name of Registrant

Former Name if Applicable

2748 Rupert Street

Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V5M 3T7

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was not able to file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Form 20-F”) within the initial prescribed time period without unreasonable effort or expense. The Registrant previously filed a Form 12b-25 on May 3, 2022 (the “Original Notice”) which outlined the Registrant’s several key personnel changes as well as key employee transitions in the accounting department during the month of April. These events, in the aggregate, caused delays during the Registrant’s certification and filing procedures in respect of the Form 20-F resulting in the Registrant being unable to file the Form 20-F for the year ended December 31, 2021. As indicated in the Original Notice, the Registrant intended to file the Form 20-F on or before the fifteenth calendar day following the due date of the Form 20-F (the “Extended Due Date”). However, the Registrant no longer expects to file the Form 20-F by the Extended Due Date for the reasons set forth below.

The Registrant continues to experience delays in respect of the Form 20-F certification and filing procedures, due to the level of employee turnover and vacancies within the accounting department which has rendered the Registrant’s independent public accounting firms unable to provide the requisite auditor consents for the Form 20-F by the Extended Due Date. Accordingly, the Registrant is unable to file the Form 20-F by the Extended Due Date. As a result of this failure to file Form 20-F, the Registrant anticipates that it will receive a corresponding notice of non-compliance from The Nasdaq Stock Market LLC (“NASDAQ”). The Registrant anticipates that the notice from NASDAQ will have a grace period within which to file the Form 20-F and regain compliance with NASDAQ Listing Rules. The Registrant intends to continue to take all necessary measures to file the Form 20-F as expeditiously as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dela Salem	855	472-9841
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the Company’s results of operations from 2020 to 2021 are reflected in (i) the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2021 included as Exhibit 99.4 to the Company’s Report on Form 6-K filed on April 1, 2022 (the “April 1 6-K”); (ii) the Company’s management’s discussion and analysis of financial results for the fiscal year ended December 31, 2021 included as Exhibit 99.3 to the April 1 6-K; (iii) the Company’s annual information form for the fiscal year ended December 31, 2021 included as Exhibit 99.1 to the April 1 6-K; and (iv) the Company’s earnings press release for the fiscal year ended December 31, 2021 included as Exhibit 99.2 to the April 1 6-K.

In addition, the Company’s results of operations for the three months ended March 31, 2022 and 2021 are reflected in (i) the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021, together with the notes thereto, included as Exhibit 99.2 to the Company’s Report on Form 6-K filed on May 17, 2022 (the “May 17 6-K”); (ii) the Company’s management’s discussion and analysis of financial conditions and results of operations for the three months ended March 31, 2022 and 2021 included as Exhibit 99.3 to the May 17 6-K; and (iii) the Company’s earnings press release, dated May 16, 2022, included as Exhibit 99.1 to the May 17 6-K.

The Very Good Food Company Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2022	By:	/s/ Dela Salem
Dela Salem
Co-Interim Chief Executive Officer